
August 2, 2023

Dana Brown
Chief Executive Officer
iCAD, Inc.
98 Spit Brook Road, Suite 100
Nashua, New Hampshire 03062

> **Re: iCAD, Inc.**
> **Registration Statement on Form S-3**
> **Filed July 26, 2023**
> **File No. 333-273459**

Dear Dana Brown:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Benjamin Richie at 202-551-7857 with any questions.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and Services

cc: Jeff Baumel